ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. ("Company") announces to its stockholders and the market in general that the Company's Board of Directors ("Board") approved the composition of the Audit Committee ("Committee") for the next annual term of office, which will be effective until the investiture of those elected by the Board's meeting held immediately after the Annual General Stockholders' Meeting of 2024.

Alexandre de Barros, Luciana Pires Dias, Maria Helena dos Santos Fernandes de Santana, Ricardo Baldin and Rogério Carvalho Braga were reelected and Fernando Barçante Tostes Malta was elected, with Maria Helena dos Santos Fernandes de Santana being designated as the Committee's Chairwoman, replacing Gustavo Jorge Laboissière Loyola, who reached the age limit for holding the position as a member of the Audit Committee, as provided for in its Regulation.

The investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil.

Considering the election of Fernando Barçante Tostes Malta as a new member of the Committee, a summary of his CV is attached to this Announcement.

São Paulo (SP), April 28, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

CURRICULUM

Fernando Barçante Tostes Malta (independent member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2020. Mr. Malta has also served at the internal controls and compliance office since 2016, in charge of the Group's non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.

He worked as officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016.

Mr. Malta was also officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations from 2013 to 2015 departments. He was also officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013; a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011; and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009.

He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008.

Mr. Malta was also an alternate member of the board of directors of Tecnologia Bancária S.A.; a deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.

He holds a bachelor's degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S., and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.